Exhibit 1

ASX Announcement

Westpac Productivity and IT Update

On Friday 8 October 2010 The Westpac Group will update the market on its productivity initiatives and progress on its major investment projects. These initiatives were initially detailed during Westpac’s 1H10 results announcement in May 2010.

The update is scheduled to commence at 11am and will be webcast via Westpac’s website at www.westpac.com.au/investorcentre.

For further information:

David Lording	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
Ph: (02) 8253 3510	Ph: (02) 8253 4008

Westpac Banking Corporation
ABN 33007457141